FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated August 12, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

2nd Quarter 2011

Dear Shareholders

BRF – Brasil Foods S.A. (BM&FBOVESPA: BRFS3 and NYSE: BRFS) announces its earnings, reporting for the first half R$ 881 million of net income. BRF’s second quarter operating and financial results continued to record a good performance, also benefiting from the realization of synergies despite the strong surge in prices of agricultural commodities and the appreciation of the Real.

Net sales in the second quarter reached R$ 6.3 billion, a year-over-year growth of 13.8%, resulting in a gross profit of R$ 1.6 billion (margin of 24.8%), 15.6% higher compared to Q2 2010. EBITDA posted R$ 785.9 million, representing a record EBITDA margin of 12.5%, a gain of 140 basis points. Net income was up 190.4%, amounting to R$ 497.9 million, a net income margin of 7.9%.

Better domestic market performance was mainly driven by processed products which reported a growth of 17.2% in revenue. Again, strong demand from markets such as the Far East, Europe and the Middle East were instrumental in the recovery of the results, adding a further 340 basis points to operating margin.

We are reiterating our targets outlined in our 2011 Budget and already announced, contemplating growth of 10% - 12% in net sales as well as planned investments of about R$ 1.6 to R$ 1.8 billion, these resources to be directed towards the maintenance of the operations, replacement of breeder stock and organic growth.

BRF has been consolidating its bases for implementing the Company’s internationalization project, diversifying its portfolio, advancing up in the value chain, winning over the most demanding customers around the world. BRF brands are already benchmarks in several important markets.

These foundations which the Company has established will provide the bedrock for the Long-Term Strategic Plan which is focused on organic growth and on selective overseas acquisitions. The project aims to boost the Company’s global footprint with the gradual and consistent objective of creating shareholder value, while mitigating risks and adverse factors, and improving results and margins.

The Middle East ranks as one of the regions which is strategic to BRF’s internationalization plans. In this context, the Company is announcing investments of approximately US$ 120 million in the construction of a processed products plant with a capacity in the order of 80 thousand tons/year when fully operational. The project will be instrumental in consolidating the Company’s position of leadership in the region with improved brand penetration, distribution and sales as well as serving as a conduit to new markets. Exclusively local production of processed products will allow BRF to offer flexibility and products customized to regional demands. It will also permit the Company to expand the portfolio in the food service and retail channels, particularly in the case of products such as breaded items, hamburgers and pizzas and specialty meats and marinated processed foods.

Following the Brazilian anti-trust authority’s approval of the merger, BRF has launched a new advertising campaign for boosting its institutional image. The campaign will cover all the Company’s areas of operation and carry as its slogan: “When we feed the dream of each Brazilian, we feed the dream of the entire country” - “Your world with more taste".

São Paulo, August 2011.

Nildemar Secches Chairman of the Board of Directors	José Antonio do Prado Fay Chief Executive Officer

                  Net sales amounted to R$ 6.3 billion, a growth of 13.8%, due to both good domestic and export market performances;

                  Sales volumes of meats, dairy products and other process products amounted to 1.4 million tons, 1.9% down due to a 4.2% drop in export volumes.

                  Gross profit was R$ 1.6 billion, a 15.6% improvement.

                  EBITDA reached R$ 785.9 million, 27.9% higher than the second quarter of 2010, equivalent to an EBITDA margin of 12.5%, reflecting the performance of the markets and the incorporation of synergies, despite continuing pressure from grain costs during the quarter.

                  The Company reported a 190.4% rise in net income to R$ 497.9 million, with a net margin of 7.9%, reflecting the good performance posted in the quarter, the appropriation of interest on shareholders’ equity and the positive impact from the sale of the Vila Anastácio unit in São Paulo.

                  Financial trading volume in the Company’s shares recorded an average of US$ 90.9 million /day in the quarter, 90.2% better than 2Q10.

HIGHLIGHTS	2Q11	2Q10	% CH.

Net Sales	6,294	5,532	14%
Domestic Market	3,700	3,157	17%
Exports	2,594	2,374	9%
Gross Profit	1,561	1,350	16%
Gross Margin	24.8%	24.4%	40 bps
EBIT	513	352	46%
Net Income	498	171	190%
Net Margin	7.9%	3.1%	480 bps
EBITDA	786	614	28%
EBITDA Margin	12.5%	11.1%	140 bps
Earnings per Share(1)	0.57	0.20	190%

HIGHLIGHTS	1H11	1H10	% CH.

Net Sales	12,315	10,579	16%
Domestic Market	7,292	6,142	19%
Exports	5,023	4,437	13%
Gross Profit	3,106	2,475	26%
Gross Margin	25.2%	23.4%	180 bps
EBIT	1,038	562	85%
Net Income	881	233	279%
Net Margin	7.2%	2.2%	500 bps
EBITDA	1,602	1,058	51%
EBITDA Margin	13.0%	10.0%	300 bps
Earnings per Share(1)	1.01	0.27	279%
(1)Consolidated earnings per share (in R$), excluding treasury shares.

 (The variations commented in this report are comparisons of the 2nd quarter 2011 in relation to the 2nd quarter 2010, or, for the accumulated period of January to June 2011 in relation to January to June 2010 (1st half).

Global Economy – IMF data is forecasting a growth of 4.4% in the global economy for 2011. With mature economies performing below expectations, emerging/developing markets will be the principal drivers of this growth. Europe is currently characterized by the disparity between the consistent expansion of the economies of  the countries in the north and the fiscal crises and recession in the south of the continent (PIGS). The outlook for the Japanese economy is for only marginal growth due to the natural disasters in the early part of 2011 that have paralyzed the production chain.

Meanwhile, the emerging markets have continued to resist global uncertainty, a case in point being China where deceleration is proving much slower than market expectations (according to the IMF, the Chinese economy will report growth of 9.6% in 2011). The outlook for growth in Russia is close to 5.0% for 2011 and, Saudi Arabia, 7.5%. South America and the Caribbean together are forecasted to grow 4.7% during the year. Economic growth for the ASEAN-5 group (Indonesia, Malaysia, Philippines, Singapore and Thailand), again according to IMF projections, is 5.4%. As a whole, emerging markets and developing countries should see their economies increase by about 6.5% in 2011.

Domestic Economy - The IBGE – the government statistics office - reported that in 1Q11 the Brazilian economy grew 4.2% compared with 1Q10. The high level of employment in 2Q11 increased family incomes by about 6.0% over 2Q10 and maintained consumption at high levels in the retail sector (factoring out “Vehicles, Motorcycles, Parts and Components” and “Construction Material”), this recording growth of 7.4% for the January- May 2011 period versus 2010. Over the period, the consumer rate of inflation, measured by the IPCA inflation index, remained at 6.0%, or above the center of the band. As a result, the Central Bank opted for gradual hikes in interest rates during the course of 1H11 in conjunction with macro-prudential measures to prevent inflation from surpassing the ceiling of the target for 2011 (fixed at 6.5%).

Brazilian Exports – Export volumes of chicken meat increased quarter-on-quarter by 6.7% and close to 4.0% in relation to 2Q10. Physical shipments of pork from Brazil during 2Q11 were 30.0% higher than 1Q11 and about 3.0% up on 2Q10. Total exports of beef (in natura and industrialized) reported an increase of 6.0% versus 1Q11 and a decline of around 20.0% compared with 2Q10, largely a reflection of export volumes to the Middle East in the period. Despite varying export volumes for the three categories – chicken meat, pork and beef - all reported a price increase of above 5.0% in 2Q11 versus 1Q11. Compared with 2Q10, price increases (in Reais) were 30.0% for beef, 25.0% for chicken meat and more than 10.0% in the case of pork.

Raw Material - Domestic corn prices reported an increase of 5.3% per sack in 2Q11 versus 1Q11 due to cold weather which reduced second corn crop yields. The year-on-year difference in prices was substantial with an increase of 70.2% due to higher international prices during the period (+106.2%). Conversely, soybean prices on the Brazilian market posted a decline of nearly 8.9% in 2Q11 against 1Q11 following a record crop of 75.3 million tons (9.6% up on the preceding year). However, as with the same quarter in 2010, cost pressures remained considerable with year-on-year domestic prices reporting a 24.8% increase. International market soybean prices rose 42.2% in 2Q11 compared with 2Q10 due to lower US inventories.

Investments in CAPEX – The investments for the quarter amounted to R$ 240.7 million and were largely dedicated to projects involving productivity, improvements, increased capacity and automation of the production units in the South and Midwest regions. The Company’s quarterly outlay on poultry and hog breeder stock was R$ 103.9 million, a 38.3% increase.

Information Technology – IT – Work was begun on the installations of the integrated systems platform to support the BRF/Sadia merger in addition to the Company’s planned international expansion. This project encompasses the industrial and agricultural units, DCs and sales branches as well as grain purchasing hubs and the Shared Services Center, all of which represent about 32% of the Company’s operation.

Human resources management and the Health, Safety and Environment (SSMA) processes have also been integrated through the SAP-HCM tool, allowing joint processing of the payroll. About 5,500 users have been trained in these technologies.

Full integration of the BRF and Sadia systems is expected by September 2011, allowing the simultaneous distribution of the products, the systematic consolidation of all information and the capture of the synergies which have been identified.

Production

Meat production reported a 7% increase in relation to the same period in 2010, supplying both the domestic and export markets. The dairy product business saw a decline of 2%, reflecting a reduction in milk collection in the quarter due to the off-season period, in turn reflecting the intense cold affecting the producing regions.

Enhanced processes of productivity were introduced to guarantee best practices and improvements in manufacturing techniques as well as to redirect production volumes, originally destined to the Russian market, to other markets due to the trade embargo on Brazilian meat exports.

PRODUCTION	2Q11	2Q10	% CH.	1H11	1H10	% CH.

Poultry Slaughter (million heads)	436	406	7%	862	791	9%
Pork / Cattle Slaughter (thousand heads)	2,754	2,624	5%	5,404	5,150	5%
Production (thousand tons)
Meats	1,069	1,000	7%	2,081	1,941	7%
Dairy Products	273	279	(2%)	556	530	5%
Other Processed Products	109	113	(4%)	219	221	(1%)
Feed and Premix (thousand tons)	2,845	2,711	5%	5,527	5,310	4%

Domestic Market

Net sales were R$ 3.7 billion, 17.2% higher than recorded in 2Q10. The highlight of the quarter was processed products where there was a 220 basis points 2Q11/2Q10 increase.

Meats – –  With sales rising 24.8%, volumes up 7.8% with a good improvement in sales mix and higher average prices, the highlights in  this segment were a better mix of  processed products and an increase in the relative share of  in-natura sales of poultry and pork meats, more especially in the form of special cuts.

Dairy Products – Volume and sales were up 0.3% and 13%, respectively. This activity is structured for a recovery in profitability through a plan for adding value, including an increased mix of processed products and investments in marketing as well as the implementation of a sales drive to small retailers jointly with the Company’s meats sales force. However, short term results are still being adversely affected by the pressure on milk capture costs although the outlook is for an improvement in the dairy products segment on the back of an expected fall in milk origination costs.

Other processed products –The other processed products segment posted reduced sales due to lower frozen vegetable volume, overall sales revenue posting stability and volumes off by 5.5%.

	THOUSAND TONS			R$ MILLION
Domestic Market	2Q11	2Q10	% CH.	2Q11	2Q10	% CH.

Meats	464	431	8	2,406	1,928	25
In Natura	107	91	18	562	424	33
Poultry	70	54	29	330	209	58
Pork/Beef	38	37	2	232	215	8
Elaborated/Processed (meats)	357	340	5	1,845	1,505	23
Dairy Products	273	273	0	643	569	13
Milk	223	226	(1)	442	412	7
Dairy Products/Juice/Others	50	46	8	201	157	28
Other Processed	109	116	(6)	518	518	(0)
Soybean Products/ Others	109	98	11	133	142	(6)
Total	956	917	4	3,700	3,157	17
Processed	517	502	3	2,563	2,180	18
% Total Sales	54	55		69	69
	THOUSAND TONS			R$ MILLION
Domestic Market	1H11	1H10	% CH.	1H11	1H10	% CH.

Meats	921	843	9	4,766	3,778	26
In Natura	209	174	20	1,107	786	41
Poultry	138	103	33	660	394	68
Pork/Beef	72	71	1	447	392	14
Elaborated/Processed (meats)	712	669	6	3,659	2,992	22
Dairy Products	553	530	4	1,271	1,110	15
Milk	449	433	4	874	782	12
Dairy Products/Juice/Others	104	97	6	397	328	21
Other Processed	210	223	(6)	989	984	1
Soybean Products/ Others	252	190	33	266	270	(2)
Total	1,936	1,786	8	7,292	6,142	19
Processed	1,025	990	4	5,045	4,304	17
% Total Sales	53	55		69	70

Marketing – Marketing campaigns are being run for the principal brands: Sadia, Perdigão and Batavo. Sadia is master sponsor to the Brazilian Judo Confederation. Various new products in the Perdigão “Meu Menu”, Batavo-Naturis soy products and Sadia cheeses lines were launched.

In addition, we expanded our logistics network with the opening of 10 new transit points so improving the quality of services to clients.

Exports

The international operation reported a good performance in 2Q11, despite the substantial cost increases and the appreciation in the Real against the US dollar. Progress was made towards more robust internal processes based on the structuring of an initiative for standardizing all the overseas offices and operations.

This initiative represents a critical factor in fostering the Company’s overseas business and together with the repositioning of prices and brands, has been contributing to the gradual recovery in exports, good first half results being reported.

Meats – World demand for protein continued intense during 2Q11, largely due to the gradual recovery in the leading economies and the increasing importance of emerging powers such as China and South Africa. In spite of unfavorable exchange rates and grain prices, the Company was successful in implementing its principal commercial initiatives, ensuring above forecasted returns: a 340 basis points improvement in operating margin in the quarter and a growth of 9.3% in sales revenue on volume which was 4.2% lower.

Market performance:

Europe – Just as in Brazil, grain costs are impacting European production and consequently forcing up prices of the regional products, providing support for a consistent increase in BRF’s prices. Since the beginning of the year, the focus has been on the qualification of the portfolio and the improvement in services rendered to our clients in the industry segment. Our East European business continues to post good results with improved volumes as well as a good operational result.

Middle East – Inventories are in equilibrium in the region, albeit with a rising  trend, but demand has remained robust, especially in 2Q11 in terms of  volumes  ahead of the month of Ramadan. In this context, the Company is preparing a major campaign with investment both below and above the line, for a period when traditionally there is a spike in consumption. Worthy of note is that among the specific objectives in the region, the Company is seeking increasingly to strengthen the penetration of its brands (for example, Sadia is already Top of Mind), consolidate its operations as a local distributor and continually improve processes to meet customer demands.

Far East – The Company’s Rio Verde plant in the state of Goiás received approval to export pork meat to China, the largest market for pork in the world. Again, our business in the Japanese market was unaffected in the period in spite of all the problems in the aftermath of the earthquake and tsunami. On the contrary, the news of possible contamination in soil and products boosted chicken meat sales and prices in the Japanese market.

Eurasia – BRF is preparing contingency plans following the Russian trade embargo on exports from Brazilian  industrial plants as well as contacting the appropriate government bodies to reverse the situation.

Africa, Americas and other countries – The Company has made an effort to adjust its product portfolio to the needs of this market, also endeavoring to find solutions for developing the sale of accessible processed products. The development of closer relations with the leading distributors in the region has also been pursued tirelessly by the Johannesburg office.

In the Americas, BRF is standardizing all operational procedures of its proprietary distribution operations (Argentina, Uruguay, Chile and Peru), so reinforcing the current distribution model.

International Project – As already commented, BRF is in the process of structuring its Long Term Internationalization Project for focusing its international business on higher added value products and distribution in the principal regions of operation.

Concomitant with this strategy, on May 31 2011, the Company announced that it was in discussion with Dah Chong Hong Limited for the establishment of a joint venture for the purpose of accessing direct distribution facilities in the Chinese market, a local processing capacity, development of the Sadia brand in China and the utilization of retail and food service channels in continental China.

	THOUSAND TONS			R$ MILLION
Exports	2Q11	2Q10	% CH.	2Q11	2Q10	% CH.

Meats	554	613	(10)	2,557	2,353	9
In Natura	472	525	(10)	2,120	1,955	8
Poultry	399	452	(12)	1,692	1,557	9
Pork/Beef	74	73	0	428	398	8
Elaborated/Processed (meats)	81	87	(7)	438	398	10
Dairy Products	-	1	-	-	6	-
Milk	-	0	-	-	0	-
Dairy Products/Juice/Others	-	1	-	-	6	-
Other Processed	7	3	140	14	15	(6)
Soybean Products/ Others	30	-	-	23	-	-
Total	591	616	(4)	2,594	2,374	9
Processed	89	91	(3)	452	419	8
% Total Sales	15	15		17	18

	THOUSAND TONS			R$ MILLION
Exports	1H11	1H10	% CH.	1H11	1H10	% CH.

Meats	1,100	1,139	(3)	4,974	4,396	13
In Natura	943	968	(3)	4,142	3,600	15
Poultry	807	828	(3)	3,355	2,862	17
Pork/Beef	136	140	(3)	787	738	7
Elaborated/Processed (meats)	157	171	(8)	831	796	4
Dairy Products	-	2	-	0	11	(100)
Milk	-	0	-	-	1	-
Dairy Products/Juice/Others	-	2	-	0	10	-
Other Processed	11	4	166	26	30	(11)
Soybean Products/ Others	30	-	-	23	-	-
Total	1,141	1,145	(0)	5,023	4,437	13
Processed	168	177	(5)	858	836	3
% Total Sales	15	15		17	19

Net Sales –  Net operating sales was supported by growth in sales both to the domestic and export markets in line with the Company’s business plan.

Second quarter, net operating sales was 13.8% up at R$ 6.3 billion. Higher added value meats and dairy products reported a particularly good performance with sales 16% higher. Accumulated first half revenue was R$ 12.3 billion, an increase of 16.4%.

DS –Domestic Sales

E – Exports

Cost of Sales – Cost of sales increased 13.2% to R$ 4.7 billion, in line with reported revenues, with cost pressure coming from the principal raw materials (corn, soybeans and milk) but offset by synergies captured in areas permitted by the Brazilian anti-trust authorities (prior to their decision on the merger), notably the supply chain.

BRF has implemented Global Sourcing and set up an Intelligence area in procurement for monitoring risks and opportunities in the most important production chains.  An important part of the synergies captured in the quarter have been achieved through the implementation of optimization projects as a result of a joint effort by the supply chain and technical areas.

Cost of sales totaled R$ 4.7 billion, 13.2% up in the quarter and R$ 9.2 billion in the first half, a 13.6% increase.

Gross Profit and Gross Margin – Thanks to the good operating performance, Gross Profit totaled R$ 1.6 billion, 15.6% more than in 2Q10, with a gross margin of 24.8%, reflecting a 40 basis point gain. In the six month period, the Company reported gross profit of R$ 3.1 billion, a growth of 25.5% and a gross margin of 25.2%.

Operating Expenses –  Operating expenses before other results and equity income were 4.2% greater, a gain of 140 basis points in the quarter, representing a reduction from 17.2% to 15.8 % of Net Operating Sales.

Selling expenses totaled R$ 889.3 million, an increase of 150 basis points.  In spite of the 33.1% increase in fixed expenses, the Company was able to report a decline of 22.4% in variable expenses as a result of negotiations involving maritime transportation overheads.

On the other hand, administrative expenses registered a total of R$ 102 million, a year-on-year increase of 12.3% reflecting operating expenses with the implementation of IT systems and payment of consultancy fees with respect to the merger process.

Operating expenses for the six month period were up by 6.8% amounting to R$ 1.9 billion, also reflecting an accumulated gain in variable expenses.

Other Operating Results – The amount of R$ 56 million for other operating results against the R$ 45.3 million, 23.5% higher, in the preceding year reflects principally costs of idle capacity - due to the pre-operational phase of the new industrial units in Bom Conselho-PE, Lucas do Rio Verde-MT, Vitória de Santo Antão-PE, Mineiros-GO and Três de Maio-RS. Additionally, profit sharing overheads are included in this account in line with IFRS requirements. Specifically for the quarter under review, the  income from the sale of the Vila Anastácio unit totaling R$ 50 million was incorporated into results.

Operating Profit and Margin – BRF posted an operating profit of R$ 512.9 million against R$ 351.9 million in 2Q10, a 45.8% improvement on the back of the excellent operating performance. Consequently, the operating result - EBIT was 8.1% of Net Operating Revenue against the 6.4% recorded in 2Q10, a 170 basis points gain. There was a first half year-on-year growth of 84.5%, equivalent to a margin of 8.4% and a total R$1.0 billion operating result – EBIT.

Financial – Financial expenses amounted to R$ 55.2 million against R$ 148.4 million in 2Q10, a decline of 62.8% due to the positive foreign exchange impact in the quarter and conversely, the negative foreign exchange translation effect in 2010. Significant reductions in net currency exposure have been possible thanks to the use of non-derivative instruments (currency denominated debt) for  foreign exchange protection in line with hedge accounting standards, generating substantial benefits through the matching  of currency liabilities with export shipments, as a result of this process. This has made an additional contribution to the reduction in the volatility of financial expenses on a monthly basis. The Company reported total net debt of R$ 3.5 billion, 8.1% down on the amount reported for March 31 2011, representing 1.1 times net debt in relation to EBITDA, with currency exposure standing at US$ 91.2 million against US$ 158.2 million  in 1Q11.

Debt Profile

R$ Million	06.30.2011			03.31.2011
Debt	Current	Noncurrent	Total	Total	% Ch.

Local Currency	1,857	1,606	3,462	3,216	8%
Foreing Currency	703	3,344	4,048	3,970	2%
Gross Debt	2,560	4,950	7,510	7,187	5%
Cash Investments
Local Currency	1,699	66	1,765	1,059	67%
Foreing Currency	2,135	105	2,240	2,493	(10%)
Total Cash Investments	3,834	171	4,005	3,552	13%
Net Accounting Debt	(1,274)	4,779	3,504	3,634	(4%)
Exchange Rate Exposure - US$ Million			(91)	85	-

Income Tax and Social Contribution – Quarterly income tax and social contribution totaled a positive R$ 41.7 million, representing 8.1% of the corporate tax base. This result reflected the different tax rates on results at overseas subsidiaries, the appropriation of interest on shareholders’ equity and the currency translation effect on foreign investments.

Net Income and Net Margin – BRF reported net income up by 190.4% at R$497.9 million against R$ 171.5 million in 2Q10, equivalent to a net margin of 7.9% against 3.1% in 2Q10. The improvement reflects the good performance during the quarter, gains from the capture of synergies and the resulting positive impact on the Company’s business. First half net income was R$ 881.4 million against R$ 232.6 million, a 279% increase, and equivalent to a 500 basis points gain in net margin.

EBITDA –  Operating profits in relation to 2Q10 reflects the good domestic market showing, a recovering international market and the capture of synergies which added a further R$ 88 million net in 2Q11. Operating profits in the form of EBITDA (earnings before financial expenses, taxes and depreciations) was R$ 785.9 million, a 27.9% rise on an EBITDA margin of 12.5% against 11.1% reported in 2Q10, a 140 basis points improvement, 105 basis points alone corresponding to the synergy gains recorded in 2Q11.

With this improvement in performance, the Company was able to report an increase of 300 basis points in the EBITDA margin, from 10% to 13% in the first six months of 2011, totaling an increase of 51.4%, equivalent to R$ 1.6 billion.

Breakdown of EBITDA

EBITDA - R$ Million	2Q11	2Q10	% CH.	1H11	1H10	% CH.

Net Income	498	171	190	881	233	279
Non Controlling Shareholders	1	(1)	-	5	(1)	-
Income Tax and Social Contribution	(42)	33	-	44	31	44
Net Financial	55	148	(63)	107	300	(64)
Equity Accounting and Other Operating Result	48	63	(24)	119	129	(8)
Depreciation and Amortization	225	199	13	445	367	21
= EBITDA	786	614	28	1,602	1,058	51

*2Q09 unaudited proforma

2Q07 e 2Q08 does not include Sadia

2Q10 e 2Q11 includes Sadia.

Shareholders’ Equity –  Shareholders’  Equity as at June 30 2011 was R$ 14.2 billion against R$ 13.6 billion on December 31 2010, a 4.3% increase and reflecting  a 12.9% return on annualized investment.

Combination of the Businesses – The accounting and fiscal treatment given to the association agreement was measured in line with the prevailing practices with allocation either to fixed assets or long-term assets, under the “Intangible” item and to be subject to annual evaluation using the impairment test (non- recoverability).

IFRS – BRF has adapted its procedures in full for evaluation of balance sheet items, changes in requirements for disclosure of information, and analysis of the economic essence of the transition to IFRS rules, in accordance with Brazilian accounting pronouncements – CPCs.

Performance	2Q11	2Q10	1H11	1H10

Share price - R$*	26.50	23.70	26.50	23.70
Traded Shares (Volume) - Millions	176.5	155.6	309.4	304.0
Performance	(14.0%)	(1.0%)	(3.1%)	4.5%
Bovespa Index	(9.0%)	(13.4%)	(10.0%)	(11.2%)
IGC (Brazil Corp. Gov. Index)	(6.0%)	(9.4%)	(7.1%)	(7.3%)
ISE (Corp. Sustainability Index)	(5.4%)	(6.8%)	(1.0%)	(6.2%)

Share price - US$*	17.33	13.26	17.33	13.26
Traded Shares (Volume) - Millions	142.7	74.9	231.4	139.9
Performance	(9.2%)	(3.5%)	2.7%	1.3%
Dow Jones Index	0.8%	(10.0%)	7.2%	(6.3%)

* Closing Price

Performance

The Company registered an annual daily financial volume on the BMF&Bovespa and the NYSE – New York Stock Exchange of US$ 91 million in the quarter and representing a 90% increase. Performance of the shares and the ADRs during the quarter was affected by the imminent announcement of CADE’s final decision on the merger. Nevertheless, the decline in share value in the first half was less than the Bovespa stock index, while the ADRs appreciated 2.7%.

Social Balance

BRF has a labor force of more than one hundred thousand working in the productive and commercial units and corporate divisions. The Company seeks to provide the most appropriate and safe occupational conditions for its employees through Safety, Health and Environment Management programs (SSMA) and career development schemes. We are also constantly pursuing a process of improvements in the quality of life of people.

The Company structured and completed the implementation of the Attractiveness Project for retaining its labor force and improving the production indicators, focused on the regions where the Company's industrial units are located.

In 2Q11, BRF signed an agreement with a philanthropic entity based in the United Arab Emirates whereby Sadia will take part in a program which assists the access of children in developing countries to an elementary school education. This entity is directly linked to NGOs and UNICEF.

Stock Option Plan – Currently, the Company has 4,068,336 (four million, sixty-eight thousand, three hundred and thirty-six) stock options granted to 57 executives with a maximum exercising validity of five years as established in the Compensation Plan Regulations approved by the AGM/EGM of March 31 2010.

Added Value – R$ million

Added Value Distribution	1H11	1H10

Human Resources	1,762	1,518
Taxes	1,778	1,582
Interest	577	1,010
Interest on Equity	292	53
Retention	589	179
Non-controlling shareholders	5	(1)
Total	5,003	4,340

Sustainability

Greenhouse Gas Emissions –   In accordance with the criteria of the Brazilian GHG Protocol Program, developed by the World Resources Institute (WRI) in partnership with the World Business Council for Sustainable Development (WBSCD) it has been possible for BRF to evaluate the effects of its GEE. These are qualified as Gold Standard and considering scopes 1 and 2, total emissions from the domestic operations were calculated at 354.4 thousand TCO2e.

Consolidation of BRF’s Environment Policy: BRF and Sadia have consolidated and standardized environmental practices and procedures adopted over the past decades. The policy document contemplates guidelines for the improvement of processes, products and services for the preservation of environmental quality in line with the requirements of important domestic and international initiatives. It also reinforces the environmental management system as a strategic tool for the creation of sustainable development.

Remuneration to Shareholders – On June 17, 2011, the Board of Directors approved shareholder remuneration of R$ 0.33591469 per share for payout on August 29, 2011 as interest on shareholders’ equity, with retention of Withholding Tax at source according to the current legislation and already allowing for the deduction of shares held as treasury stock. The shares began trading on an ex-interest on shareholders’ equity as from June 30, 2011.

Buyback of Shares – On May 30, 2011, the Company’s Board of Directors authorized a share buy-back program to run for ninety days for the acquisition of up to 4,068,336 common shares, all book entry and with no par value, corresponding to 0.466% of its capital, excluding shares held in treasury.  The Program is designed to hold the shares as treasury stock to attend the eventual needs of the “Stock Option Plan” and the “Additional Stock Option Plan”, both approved by the Ordinary and Extraordinary Shareholders’ Meeting of March 31, 2010. It is incumbent on the Company’s Board of Executive Officers to decide the dates and the amount of shares to be effectively acquired within the valid limits and term authorized under the Program.

Rating – Fitch Ratings has assigned a BBB- rating to the Company with stable Outlook (investment grade). Standard & Poor´s has attributed a BB+ rating and Moody’s, (Ba1) with a positive Outlook.

Management – At a Board Meeting held on July 28, 2011, Ely David Mizrahi and José Eduardo Cabral Mauro were appointed as members of the Board of Executive Officers, with a term of office to run to May 2013, as Vice President for Food Service and Vice President for the Domestic Market, respectively. These appointments were approved in the light of the final approval of the merger by the Administrative Council for Economic Defense (CADE) in the month of July 2011.

Novo Mercado - BRF signed up to the BM&FBovespa’s Novo Mercado on April 12, 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into its bylaws and regulations.

Risk Management - BRF and its subsidiaries adopt a series of previously structured measures for maintaining the risks inherent to its businesses under rigorous control, details of which are shown in explanatory note 4 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection, as well as internal controls and financial risks are all monitored.

Independent Audit – No disbursements of consultancy fees were made to the independent auditors during the period. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of our auditors. The Company’s financial information shown herein is in accordance with accounting practices adopted in Brazil and is an integral part of the revised quarter information. Non-financial information as well as other operating information has not been subject to revise on the part of our independent auditors.

Pursuant to CVM Instruction 480/09 at a meeting on August 11, 2011, the Board of Executive Officers declares it has discussed, reviewed and agreed both the opinions expressed in the report of the independent auditors and also the financial statements for the quarter ending on June 30 2011.

CADE – On July 13, 2011, the Administrative Council for Economic Defense – CADE approved the Association between BRF and Sadia S.A., conditional on compliance with the provisions contained in the Performance Agreement -TCD, which was also signed on the same date.

The measures established in the TCD are limited to Brazil only and the markets and/or categories of products specified therein. The Company and Sadia are free to operate in the export market as a whole, the domestic dairy products market and the domestic food service business as long as they do not violate TCD requirements and effectiveness. The documents with respect to this agreement are available in the website: www.brasilfoods.com/ir.

On the basis of an analysis of the results announced in 2010, the sale of assets and brands agreed with CADE represent revenues of R$ 1.7 billion  and equivalent to volumes of 456 thousand tons of in-natura, elaborated and processed products as well as festive product lines and margarines. The suspension for a period on the commercialization of the Perdigão and Sadia categories and brands are equivalent to a further R$ 1.2 billion in revenue.

The Perdigão brand as well as all the rights associated to it, remains the property of  BRF and is used normally in various processed food categories such as breaded items, hamburgers, bologna sausage, fresh sausage, frozen ready-to-eat meals (except lasagna), bacon, poultry festive products, in addition to the entire line of in natura products, among others. In 2010, the volume subject to TCD restrictions would have represented sales of about one third of all Perdigão branded products.

The Company will now work to conclude the integration of the two companies, thus creating the necessary conditions to make BRF a global leader in the food sector.

BALANCE SHEET - R$ Million	06.30.2011	12.31.2010	% CH.

Assets	28,893	27,752	4.1
Current Assets	10,990	10,021	9.7
Cash and Cash Equivalents	1,974	2,311	(14.5)
Marketable Securities	1,860	1,032	80.1
Trade Accounts Receivable, Net	2,403	2,565	(6.3)
Inventories	2,407	2,136	12.7
Biological Assets	1,088	901	20.8
Recoverable Taxes	766	696	10.0
Other Financial Assets	121	99	22.9
Other Current Assets	371	282	31.7

Non-Current Assets	17,903	17,731	1.0
Deferred Income Tax	2,528	2,488	1.6
Recoverable Taxes	806	767	5.0
Biological Assets	377	378	(0.3)
Investments	13	17	(26.0)
Property, Plant and Equipment	9,169	9,067	1.1
Intangible Assets	4,236	4,247	(0.3)
Other Long Term Assets	774	767	1.0

Liabilities	28,893	27,752	4.1
Current Liabilities	6,392	5,686	12.4
Payroll And Related Charges	552	387	42.6
Trade Accounts Payable	2,082	2,059	1.1
Tax Payable	201	211	(4.8)
Short-Term Debt	2,589	2,228	16.2
Other Current Liabilities	796	736	8.1
Provisions	173	65	165.3

Não Circulante	8,283	8,429	(1.7)
Long-Term Debt	4,950	4,975	(0.5)
Other Noncurrent Liabilities	745	764	(2.4)
Deferred Income Tax	1,729	1,636	5.7
Provisions	859	1,054	(18.5)

Shareholders' Equity	14,218	13,637	4.3
Capital Stock Restated	12,460	12,460	-
Reserves/Accumulated Earnings	2,022	1,134	78.3
Other Results	(57)	35	-
Equity Adjustment	112	-	-
Interest on Equity	(292)	-	-
Treasury Shares	(38)	(1)	5,077.5
Non-Controlling Shareholders	11	8	49.8

INCOME STATEMENT - R$ MILLION	2Q11	2Q10	% CH.	1H11	1H10	% CH.

Net Sales	6,294	5,532	14	12,315	10,579	16
Domestic Market	3,700	3,157	17	7,292	6,142	19
Exports	2,594	2,374	9	5,023	4,437	13
Cost of Sales	(4,734)	(4,181)	13	(9,208)	(8,104)	14
Gross Profit	1,561	1,350	16	3,106	2,475	26
Operating Expenses	(991)	(952)	4	(1,930)	(1,807)	7
Income Before Financial Results (EBIT)	569	398	43	1,176	668	76
Financial Expenses, Net	(55)	(148)	(63)	(107)	(300)	(64)
Other Operating Results/Equity Accounting	(57)	(46)	22	(138)	(105)	31
Income after Financial Expenses and Other	458	203	125	930	262	255
Income Tax and Social Contribution	42	(33)	-	(44)	(31)	44
Employees'/Manangement Profit Sharing	(1)	1	-	(5)	1	-
Net Income	498	171	190	881	233	279
Net Margin	7.9%	3.1%	480 bps	7.2%	2.2%	500 bps
EBITDA	786	614	28	1,602	1,058	51
EBITDA Margin	12.5%	11.1%	140 bps	13.0%	10.0%	300 bps

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

On July 13 2011, the plenary session of the Administrative Council for Economic Defense – CADE approved the Association between BRF and Sadia S.A., conditional on compliance with the provisions in the Performance Agreement – TCD signed between the parties. These documents can be accessed via the website: www.brasilfoods.com/ir.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 12, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director